As Filed With The Securities And Exchange Commission On March 12, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                         -------------------------------
                                 Amendment No. 1
                                       to
                                 Schedule 13e-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of The Securities Exchange Act of 1934)

                                Kirby Corporation
                                (Name of issuer)

                                Kirby Corporation
                      (Name of person(s) filing statement)

                     Common Stock, par value $0.10 per share
                         (Title of class of securities)
                                   497266 10 6
                      (CUSIP number of class of securities)

                               BRIAN K. HARRINGTON
                              Senior Vice President
                                Kirby Corporation
                         1775 St. James Place, Suite 200
                            Houston, Texas 77056-3453
                                 (713) 435-1000
   (Name,address and telephone  number of person  authorized to receive  notices and communications on behalf of the person(s) filing statement)
                            -------------------------
                                    Copy to:
                                 THOMAS G. ADLER
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202
                                 (214) 855-4500
                            -------------------------

                                February 17, 1998
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE
Transaction Valuation*                                   Amount  of  Filing  Fee
     $73,500,000                                                 $14,700
* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 3,000,000 share sat the maximum tender offer price per share of $24.50.
[x] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
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Amount previous paid:         $14,700           Filing party:  Kirby Corporation
Form or Registration No.:     Schedule 13E-4    Date Filed:    February 17, 1998


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


     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated February 17, 1998, filed by Kirby Corporation, a Nevada corporation (the "Company"), relating to the offer by the Company to purchase 3,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $0.10 per share (the "Shares"), at a price not in excess of $24.50 nor less than $21.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2) to the Statement. Capitalized terms defined in the Statement and not otherwise defined herein shall have the meanings specified in the Statement.

ITEM 1. SECURITY AND ISSUER.

          (b) The Company has been informed that the following officers, directors or affiliates of the Company intend to tender Shares pursuant to the Offer:

               (i) Portfolio A Investors, L.P. ("PAI"), an entity that holds approximately 13% of the outstanding Shares and that is indirectly controlled by Thomas M. Taylor, a director of the Company, intends to tender 395,168 Shares.

               (ii) A number  of  trusts  for which  George  A.  Peterkin,  Jr.,
          Chairman of the Board of the Company, serves as a trustee, and a foundation for which Mr. Peterkin serves as a director, intend to tender an aggregate of 27,100 Shares.

               (iii) G. Stephen Holcomb, Vice President and Controller of the Company, intends to tender 8,000 Shares.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13e-4 is true, complete and correct.

                                              KIRBY CORPORATION


                                              By:   /s/ Brian K. Harrington
                                                    ----------------------------
                                                    Name:  Brian K. Harrington
                                                    Title: Senior Vice President

March 12, 1998

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